Exhibit 4.11

Description of Registrant's Securities Registered Under Section 12 of the Securities Exchange Act of 1934

As of the date of this report, SunOpta Inc. (the "Company," "we," "us" or "our") had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Common Shares, no par value (the "Common Shares"), and (ii) Common Share Purchase Rights.

The following description is only a summary and does not purport to be complete and is subject, and qualified in its entirety by reference to our Articles of Amalgamation, as amended (the "Articles of Amalgamation"), our By-Laws, as amended (the "By-Laws") and the Amended and Restated Shareholder Rights Plan Agreement, dated November 10, 2015 and amended and restated as of April 18, 2016 between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the "Amended and Restated Rights Agreement") and applicable corporate and securities laws. The Articles of Amalgamation, the By-Laws, the Amended and Restated Shareholder Rights Plan and any amendments to such documents are filed as exhibits to our Annual Report on Form 10-K of which this Exhibit 4.11 is a part.

General Description of Capital Stock.

 Authorized Capital Stock. Under our Articles of Amalgamation, we are authorized to issue an unlimited number of Common Shares, without par value, and an unlimited number of special shares, without par value, issuable in series.

Description of Common Shares.

 Dividends. Subject to the preferences of any series of special shares and any other shares ranking senior to the Common Shares with respect to the payment of dividends that we may issue, holders of our Common Shares are entitled to share pro rata in such dividends as may be declared by our Board of Directors (our "Board"). Pursuant to the provisions of the Canada Business Corporations Act (the "CBCA"), we may not declare or pay a dividend if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the aggregate of our liabilities and stated capital of all classes. We may pay a dividend by issuing fully paid shares, or in money or property.

 Liquidation, Dissolution or Winding-Up. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs, holders of Common Shares are entitled to share pro rata in our assets available for distribution after we pay our creditors, holders of our special shares (if any) and holders of any other shares ranking senior to the Common Shares with respect to payment of any distribution.

 Voting Rights and Shareholders' Meetings. Holders of our Common Shares are entitled to receive notice of and to attend and vote at all meetings of our shareholders, except meetings of holders of another class of shares. Each holder of our Common Shares is entitled to one vote, either in person or by proxy, on all matters submitted to shareholders. Our Board must call an annual meeting of shareholders to be held not later than 15 months after the last preceding annual meeting of shareholders and may, at any time, call a special meeting of shareholders. For purposes of determining the shareholders who are entitled to receive notice of or to vote at a meeting of shareholders, the Board may, in accordance with the CBCA and National Instrument 54-101-Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, fix in advance a date as the record date for that determination of shareholders, but that record date may not be more than 60 days or less than 21 days before the date on which the meeting is to be held. The CBCA provides that notice of the time and place of a meeting of shareholders must be sent to each shareholder entitled to vote at the meeting, each director and to our auditors, not more than 60 days and not less than 21 days prior to the meeting. Our By-laws provide that a quorum of shareholders is present at a meeting if at least two shareholders holding not less than one-third (33 and 1/3%) of the outstanding Common Shares entitled to vote at a meeting are present in person or by proxy. A shareholder may participate in a meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. In the case of joint shareholders, one of the holders present at a meeting may, in the absence of the other holder(s) of the shares, vote the shares. If two or more joint shareholders are present in person or by proxy, then they are to vote as one on the shares held jointly by them.

 No Preemption Rights; Limited Restrictions on Directors' Authority to Issue Common Shares. Existing holders of our Common Shares have no rights of preemption or first refusal under our Articles of Amalgamation, By-laws or the CBCA with respect to future issuances of our Common Shares. The Common Shares do not have conversion rights, are not subject to redemption and do not have the benefit of any sinking fund provisions. Subject to the rules and policies of The Nasdaq Stock Market and the Toronto Stock Exchange and applicable corporate and securities laws, our Board has the authority to issue additional Common Shares.

 Effect of Issuance of Special Shares. As discussed in greater detail below under "Description of Special Shares," the rights, preferences and privileges of the holders of our Common Shares are subject to, and may be adversely affected by, the rights of the holders of any series of special shares.

Description of Special Shares.

Our special shares are issuable in series. Subject to our Articles of Amalgamation and the filing of articles of amendment in accordance with the CBCA, our Board is authorized, without the approval of shareholders, at any time and from time to time to fix, before issuance, the number, designation, rights, privileges, restrictions and conditions attached to each series of special shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to holders of such series of special shares on a distribution; the extent, if any, of further participation on a distribution; voting rights, if any; dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any; and conversion rights, if any. Special shares rank prior to our Common Shares with respect to dividends, the distribution of assets and the return of capital on dissolution. Except with respect to the winding up of the Company, the amalgamation of the Company, the sale of all or substantially all of our assets or undertaking of the Company and other matters as to which the holders of special shares are entitled to vote under the CBCA or unless the directors determine otherwise, holders of special shares will not be entitled to vote at meetings of shareholders. The authorization of undesignated special shares makes it possible for our Board to issue special shares with rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or our management. As discussed in greater detail below under "Description of Special Voting Shares and Exchangeable Preferred Stock," the Company has one series of special shares issued and outstanding.

Amendments to our Articles of Amalgamation and By-Laws

Our Articles of Amalgamation, our By-Laws and the CBCA govern the rights of holders of our shares. Our shareholders can authorize the alteration of our Articles of Amalgamation to create additional classes of shares or to vary the rights or restrictions attached to any class of our shares by passing a special resolution approved by the holders of at least two-thirds of each class of affected shares represented in person or by proxy at a duly convened meeting of shareholders. Such a special resolution will not be effective until articles of amendment are filed with the Director appointed pursuant to the CBCA.

Our Board may, by resolution, make, amend or repeal any by-laws that regulate our business or affairs; provided that the Board shall submit a by-law, or an amendment or a repeal of a by-law, to the shareholders at the next meeting of the shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law, amendment or repeal. A by-law, or an amendment or a repeal of a by-law, is effective from the date of the resolution of the Board until it is confirmed, confirmed as amended or rejected by the shareholders.

Fundamental Changes

Pursuant to the CBCA, we may not effect any of the following fundamental changes without the consent of the holders of at least two-thirds of each class of our outstanding shares represented in person or by proxy and voting separately as a class at a duly convened meeting of our shareholders:

• any proposed amalgamation involving the Company in respect of which the CBCA requires that the approval of our shareholders be obtained;

• any proposed plan of arrangement pursuant to the CBCA involving the Company in respect of which the CBCA or any order issued by an applicable court requires that the approval of our shareholders be obtained;

• any proposed sale, lease or exchange of all or substantially all our assets or property; and

• any dissolution, liquidation or winding-up of the Company.

Election and Removal of Directors

At each annual meeting of shareholders, our shareholders are required to elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders. Our Board may fill vacancies among the Board and, as provided by our Articles of Amalgamation, may also appoint additional directors between annual meetings of shareholders, but the number of additional directors so appointed may not exceed the number that is one-third of the number of directors appointed at the last annual meeting of shareholders.

Since shareholders do not have cumulative voting rights, holders of more than 50% of our outstanding Common Shares can elect all of our directors if they choose to do so. In such event, holders of the remaining shares will be unable to elect any director.

Under the CBCA, at least one quarter of our directors must be resident Canadians.

Anti-takeover Laws

In Canada, takeover bids are governed by provincial corporate and securities laws and the rules of applicable stock exchanges. The following description of the rules relating to acquisitions of securities and take-over bids to which Canadian corporate and securities laws apply does not purport to be complete and is subject, and qualified in its entirety by reference, to applicable corporate and securities laws, which may vary from province to province.

A party (the "Acquiror") who acquires beneficial ownership of, or control or direction over, 10% or more of the voting or equity securities of any class of a reporting issuer will generally be required to file with applicable provincial regulatory authorities both a news release and a report containing the information prescribed by applicable securities laws. Subject to the below, the Acquiror (including any party acting jointly or in concert with the Acquiror) will be prohibited from purchasing any additional securities of the class of the target company previously acquired for a period commencing on the occurrence of an event triggering the aforementioned filing requirement and ending on the expiry of one business day following the filing of the report. This filing process and the associated restriction on further purchases also apply in respect of subsequent acquisitions of 2% or more of the securities of the same class. The restriction on further purchases does not apply to an Acquiror that beneficially owns, or controls or directs, 20% or more of the outstanding securities of that class.

In addition to the foregoing, certain other Canadian legislation may limit a Canadian or non-Canadian entity's ability to acquire control over or a significant interest in us, including the Competition Act (Canada) and the Investment Canada Act (Canada). Issuers may also approve and adopt shareholder rights plans or other defensive tactics designed to be triggered upon the commencement of an unsolicited bid and make the company a less desirable take-over target.

Limitation of Liability and Indemnification.

The following description of the indemnification provisions of the CBCA and of our By-Laws does not purport to be complete and is subject to and qualified in its entirety by reference to the CBCA and the full text of our By-laws.

The CBCA allows us to, and our By-laws provide in part that we will, indemnify each of our directors and officers, former directors and officers and his heirs, executors, administrators and other legal personal representatives (each an "Indemnified Person") from and against any liability and all costs, charges and expenses that the Indemnified Person sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced for or in respect of anything done or permitted by such Indemnified Person in respect of the execution of the duties of his office, and all other costs, charges and expenses that such Indemnified Person sustains or incurs in respect of the affairs of the Company, if the Indemnified Person: (1) acted honestly and in good faith with a view to our best interests; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. As used above, "costs, charges and expenses" includes an amount paid to settle an action or satisfy a judgment. These indemnities will continue in effect after the director or officer resigns his position or his position is terminated for any reason. We also have the authority to indemnify any Indemnified Person in such other circumstances as the CBCA otherwise permits or requires.

Listing; Exchange, Transfer Agent and Registrar.

Our Common Shares are listed on the Nasdaq Global Select Market under the symbol "STKL" and on the Toronto Stock Exchange under the symbol "SOY." The transfer agent and registrar for our Common Shares in the United States is American Stock Transfer and Trust Company, LLC and in Canada is Equity Financial Trust Company.

Other Canadian Laws Affecting U.S. Shareholders

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments by us to non-residents of Canada. Dividends paid to U.S. tax residents, however, are subject to a 15% withholding tax (or a 5% withholding tax for dividends if the shareholder is a corporation owning at least 10% of the outstanding voting Common Shares of the corporation) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

There are no limitations specific to the rights of non-residents of Canada to hold or vote our Common Shares under the laws of Canada or the Province of Ontario, or in our Articles of Amalgamation or By-laws, other than those imposed by the Investment Canada Act (Canada) as discussed below.

Non-Canadian investors who acquire a controlling interest in us may be subject to the Investment Canada Act (Canada), which governs the basis on which non-Canadians may invest in Canadian businesses. Under the Investment Canada Act (Canada), the acquisition of a majority of the voting interests of an entity (or of a majority of the undivided ownership interests in the voting common shares of an entity that is a corporation) is deemed to be an acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the Acquirer through the ownership of the voting common shares. The acquisition of less than one-third of the voting common shares of a corporation (or of an equivalent undivided ownership interest in the voting common shares of the corporation) is deemed not to be acquisition of control of that corporation.

Description of Shareholder Rights Plan (Issuance of Rights).

The Company has in place a shareholder rights plan pursuant to the Amended and Restated Rights Agreement (the "Rights Plan"). Holders of rights under the Rights Plan ("Rights"), other than the triggering holder, would be entitled to, in effect, purchase Common Shares at a significant discount to the then-current market price, upon the occurrence of a Flip-in Event (as defined below). A Flip-in Event occurs if a holder beneficially owns 20% or more of the outstanding Common Shares and shares of the Company entitled to vote ("Voting Shares"). The principal terms and conditions of the Rights Plan are summarized below.

 Term. The Rights Plan is in effect from and after November 10, 2015 with a record date for the issuance of the Rights of November 23, 2015. The Rights Plan was reconfirmed by shareholders at the Company's 2019 Annual Meeting of Shareholders and will continue in effect until the 2022 Annual Meeting. If the Rights Plan is not reconfirmed by shareholders at the 2022 Annual Meeting, then the Rights Plan will be of no further force or effect and all Rights issued thereunder will be void from the termination of such meeting.

 Issue of Rights. The Company has issued one Right in respect of each Common Share to holders of record as at the Record Time (as defined in the Rights Plan). One Right will be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan).

 Exercise of Rights. The Rights are not exercisable initially. The Rights will separate from the Common Shares and become exercisable at the close of business on the tenth business day after the earliest of (i) the first public announcement of facts indicating that any person has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the Voting Shares; (ii) the date of commencement of, or first public announcement of the intent of any person to make, a take-over bid that would result in such person Beneficially Owning 20% or more of the Voting Shares (other than a Permitted Bid or a Competing Permitted Bid (each as defined in the Rights Plan)); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as the Board may determine (in any such case, the "Separation Time"). After the Separation Time, but prior to the occurrence of a Flip-in Event (as defined below), each Right may be exercised to purchase one Common Share at an exercise price per Right (the "Exercise Price") equal to five times the market price of the Common Shares as at the Separation Time. The exercise price payable and the number of securities issuable upon the exercise of the Rights are subject to adjustment from time to time upon the occurrence of certain corporate events affecting the Common Shares.

 Flip-in Event. Subject to certain exceptions (as discussed below), upon the acquisition by any person (an "Acquiring Person") of Beneficial Ownership of 20% or more of the Voting Shares (a "Flip-in Event") and following the Separation Time, each Right, other than Rights Beneficially Owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Common Shares which have an aggregate market value equal to two times the Exercise Price of the Rights for an amount in cash equal to the Exercise Price. Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

 Certificates and Transferability. Prior to the Separation Time, certificates for Common Shares will also evidence one Right for each Common Share represented by the certificate. Certificates issued after the Record Time, but prior to the earlier of the Separation Time and the Expiration Time, will bear a legend to this effect. Prior to the Separation Time, Rights will not be transferable separately from the associated Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

 Permitted Bids. The Rights Plan will not be triggered by a Permitted Bid or Competing Permitted Bid. A Permitted Bid is one that: (i) is made by means of a take-over bid circular; (ii) is made to all holders of Voting Shares; (iii) is open for at least 60 days or such longer period as may be prescribed as the minimum deposit period under applicable Canadian law; (iv) contains an irrevocable condition that no Voting Shares will be taken up and paid for until more than 50% of the Voting Shares held by the independent shareholders of the Company have been tendered and not withdrawn; (v) contains an irrevocable condition that Voting Shares may be deposited at any time during the period of time between the date of the take-over bid and the date on which the shares subject to the take-over bid are taken up and paid for, and withdrawn until they are taken up and paid for; and (vi) contains an irrevocable provision that, if 50% of the Voting Shares held by the independent shareholders of the Company are tendered, the bidder will make an announcement to that effect and keep the bid open for at least 10 more business days.

 Acquiring Person. In general, an Acquiring Person is a person who Beneficially Owns 20% or more of the outstanding Voting Shares. Excluded from the definition of "Acquiring Person" are (i) the Company and its subsidiaries; (ii) an underwriter or member of a banking or selling group that acquires Voting Shares in connection with a distribution by the Company of securities pursuant to a prospectus or by way of a private placement; and (iii) any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, a Convertible Security Acquisition or an acquisition, redemption or cancellation by the Company of Voting Shares. The definitions of a "Permitted Bid Acquisition", "Exempt Acquisition", "Pro-Rata Acquisition" and "Convertible Security Acquisition" are set out in the Rights Plan. However, in general:

(a)	a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(b)

an "Exempt Acquisition" means an acquisition of Voting Shares or convertible securities: (i) in respect of which the Board has waived the application of the Rights Plan; or (ii) made as an intermediate step in a series of related transactions in connection with an acquisition by the Company or its subsidiaries of a person or assets, provided that the person who acquires such Voting Shares distributes or is deemed to distribute such Voting Shares to its securityholders within 10 business days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Company's then outstanding Voting Shares;

(c)

a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of convertible securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro-Rata Acquisition; and

(d)

a "Pro-Rata Acquisition" means an acquisition by a person of Voting Shares or convertible securities: (i) as a result of a stock dividend, a stock split or other event pursuant to which such person receives or acquires Voting Shares or convertible securities on the same pro-rata basis as all other holders of securities of the particular class, classes or series; (ii) pursuant to a regular dividend reinvestment plan or other plan made available by the Company to holders of all of its Voting Shares where such plan permits the holder to direct that the dividends paid in respect of such Voting Shares be applied to the purchase from the Company of further securities of the Company; (iii) pursuant to the receipt and/or exercise by the person of rights (other than the Rights) issued by the Company on a pro-rata basis to all of the holders of a class or series of Voting Shares to subscribe for or purchase Voting Shares or convertible securities, provided that such rights are acquired directly from the Company and not from any other person, and provided that the person does not thereby Beneficially Own a greater percentage of the Voting Shares than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition; or (iv) pursuant to a distribution by the Company of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement by the Company provided that such person does not thereby Beneficially Own a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

 Additionally, the Rights Plan provides that a person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares as at November 10, 2015 shall not be an Acquiring Person. This exception shall not, and shall cease to, apply if after November 10, 2015 the Grandfathered Person: (i) ceases to own 20% or more of the outstanding Voting Shares; or (ii) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person already holds (other than pursuant to one or more or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Pro-Rata Acquisition, a Convertible Security Acquisition or an acquisition, redemption or cancellation by the Company of Voting Shares). The Company is not aware of any person who owned 20% or more of the Voting Shares as at November 10, 2015.

 Redemption and Waiver. At any time prior to the occurrence of a Flip-in Event, the Board may redeem the Rights at a redemption price of $0.00001 per Right with the prior approval of the holders of Voting Shares or Rights. The Board will be deemed to have elected to redeem the Rights if a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Separation Time has occurred and in respect of which the Board has waived the application of the Rights Plan, takes up and pays for Voting Shares pursuant to the terms and conditions of such Permitted Bid, Competing Permitted Bid or take-over bid.

 At any time prior to the occurrence of a Flip-in Event and with the prior approval of the holders of Voting Shares or Rights, the Board may waive the flip-in provisions where a Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares. If the provisions of the Rights Plan that apply upon the occurrence of a Flip-in Event are waived in respect of a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares, then the provisions of the Rights Plan that apply upon the occurrence of a Flip-in Event will also be deemed to be waived in respect of any other Flip-in Event occurring by reason of any take-over bid made by any other offeror by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been, granted. In addition, the operation of the Rights Plan may be waived where a person has inadvertently become an Acquiring Person and has reduced its Beneficial Ownership of Voting Shares such that it is no longer an Acquiring Person.

 Amendment of the Rights Plan. Shareholder approval is required for amendments to the Rights Plan other than those required to correct clerical or typographical errors or to maintain the validity of the Rights Plan as a result of a change of law.

Special Voting Shares and Exchangeable Preferred Stock

On October 7, 2016 (the "Closing Date"), the Company and its wholly owned subsidiary, SunOpta Foods Inc. (the "Subsidiary") entered into a subscription agreement (the "Subscription Agreement") with Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. (collectively, the "Investors"). Pursuant to the Subscription Agreement, which is filed as Exhibit 10.1 of the Company's Form 8-K filed on October 12, 2016, the Subsidiary issued an aggregate of 85,000 shares of Preferred Stock (as defined below) to the Investors for consideration in the amount of $85,000,000 (the "Aggregate Proceeds"). The Aggregate Proceeds were used to prepay a portion of the principal outstanding under the Subsidiary's second lien loan agreement with the lenders party thereto and Bank of Montreal, as administrative agent and collateral agent (the "Second Lien Loan Agreement"), and pay expenses associated with the transaction.

In connection with the Subscription Agreement, on the Closing Date the Company and the Subsidiary, as applicable, also entered into the Investor Rights Agreement, the Observer Agreement, the Exchange and Support Agreement and the Voting Trust Agreement (each as defined below).

Series A Preferred Stock of SunOpta Foods. In connection with the Subscription Agreement, the Subsidiary executed and filed with the Secretary of State of the State of Delaware an Amended and Restated Certificate of Incorporation to, among other things, authorize and establish the rights and preferences of the Series A Preferred Stock in the capital of the Subsidiary (the "Preferred Stock"). The Preferred Stock ranks senior to the common stock and any other shares of stock junior to the Preferred Stock in the capital of the Subsidiary with respect to distribution rights and rights upon liquidation.

The holders of Preferred Stock (the "Holders") are entitled to receive quarterly distributions ("Dividends") on each share of Preferred Stock. The annualized rate of the Dividends is 8.0% prior to October 5, 2025, and 12.5% thereafter, in each case of $1,000 per share (the "Liquidation Preference"), subject to certain adjustments. Prior to October 5, 2025, the Subsidiary may pay Dividends in cash or elect, in lieu of paying cash, to add the amount that would have been paid to the Liquidation Preference. On the occurrence of certain events of noncompliance (an "Event of Noncompliance"), following a 30-day cure period, the rate of Dividends payable will increase by 1.0% quarterly, subject to a maximum increase of 5.0%. The failure to pay Dividends in cash after October 4, 2025 will be an Event of Noncompliance.

At any time, the Holders may exchange their shares of Preferred Stock, in whole or in part, for a number of Common Shares in the capital of the Company equal to, per share of Preferred Stock, the quotient of the Liquidation Preference divided by $7.50 (such price, the "Exchange Price" and such quotient, the "Exchange Rate"). The Exchange Price is subject to customary anti-dilution adjustments, including weighted-average adjustment for issuances of Common Shares below the Exchange Price, provided that the Exchange Price may not be lower than $7.00 (subject to adjustment in certain circumstances).

The Subsidiary may cause the Holders to exchange all of the Preferred Stock into a number of Common Shares equal to the number of shares of Preferred Stock outstanding multiplied by the Exchange Rate if (i) fewer than 10% of the shares of Preferred Stock issued on the Closing Date must remain outstanding or (ii) on or after the third anniversary of the Closing Date, the average volume-weighted average price of the Common Shares during the then preceding 20 trading day period must be greater than 200% of the Exchange Price. Common Shares delivered on an exchange caused by the Subsidiary must be freely tradable by the Holders under applicable securities laws.

At any time on or after the fifth anniversary of the Closing Date, the Subsidiary may redeem all of the Preferred Stock. The amount to be paid by the Company to the Holders on redemption is an amount, per share of Preferred Stock, equal to the Liquidation Preference.

Upon certain events involving a change of control of the Company, the Subsidiary must use reasonable efforts to provide the Holders with the option to exchange shares of the Preferred Stock for a security in the surviving or successor entity that has the same rights, preferences and privileges as the Preferred Stock as adjusted for the change of control. The Subsidiary will also offer to redeem the Preferred Stock at an amount per share equal to the greater of (i) the Liquidation Preference plus an amount equal to the value of incremental Dividends through to the fifth anniversary of the Closing Date and (ii) the amount payable per Common Share in such change of control multiplied by the Exchange Rate. Such offer to redeem by the Subsidiary will be made at an amount per share equal to the Liquidation Preference if the aggregate number of Common Shares delivered in exchange for Preferred Stock exceeds 17,130,757, which is 19.99% of the outstanding Common Shares on the day preceding the Closing Date (such number, "Closing Date Shares"). If, following an offer by the Subsidiary on a change of control, any shares of Preferred Stock are redeemed at a per share price above the Liquidation Preference, the number of shares of Preferred Stock that may thereafter be exchanged for Common Shares must not exceed the Closing Date Shares.

At any time if a Holder elects to exchange, or the Subsidiary causes an exchange of, Preferred Stock, the number of Common Shares delivered to each applicable Holder may not cause such Holder's beneficial ownership (as defined in Section 13(d) of the Exchange Act) to exceed 19.99% of the Common Shares that would be outstanding immediately following such exchange (the "Beneficial Ownership Exchange Cap"), unless the Shareholder Approval has been obtained (as defined below).

So long as any shares of Preferred Stock are outstanding, the affirmative vote or consent of the Holders of at least a majority of the outstanding Preferred Stock, voting together as a separate class, will be necessary for effecting or validating: (i) any issuance of stock on parity or senior to the Preferred Stock, (ii) any increase in the issued or authorized amount of Preferred Stock, (iii) any exchange, reclassification or cancellation of the Preferred Stock, except as provided, and (iv) any amendment, modification or alteration of, or supplement to, the certificate of incorporation of the Subsidiary that would materially and adversely affect the rights, preferences, privileges or voting powers of the Preferred Stock or any Holder.

There are no restrictions on the repurchase or redemption of the Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments.

This summary description of the terms of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of the Subsidiary filed as Exhibit 4.1 with the Company's Form 8-K filed on October 12, 2016.

Investor Rights Agreement. In connection with the Subscription Agreement, the Company, the Subsidiary and the Investors entered into an investor rights agreement dated October 7, 2016 (the "Investor Rights Agreement") providing for certain additional rights and obligations of the Investors.

Pursuant to the Investor Rights Agreement, for so long as the Investors beneficially own or control at least 50% of the Preferred Stock issued on the Closing Date, including any corresponding Common Shares into which such Preferred Stock are exchanged, the Investors will be entitled to:

(a)	participation rights with respect to future equity offerings of the Company; and

(b)	governance rights, including the right to approve certain actions proposed to be taken by the Company and its subsidiaries, as more particularly set out in the Investor Rights Agreement.

The Investors will be entitled to designate two nominees (each an "Investor Nominee") for election to the Board for so long as the Investors beneficially own or control at least 11.1% of the Common Shares, on an as-exchanged basis. If the Investors beneficially own or control less than 11.1% but more than 5% of the Common Shares, on an as-exchanged basis, they shall be entitled to designate one Investor Nominee. Each Investor Nominee must be an individual acceptable to the Company, acting reasonably, and eligible to serve as a director of the Company pursuant to applicable law. In addition, for so long as the Investors beneficially own or control at least 5% of the Common Shares, on an as-exchanged basis, the Investors have the right to designate one individual (and one alternate) to attend meetings of the Board as a non-voting observer (the "Observer").

The Investors have also been granted certain registration rights relating to the registered resale of Common Shares issuable or deliverable upon exchange of the Preferred Stock and certain Common Shares which may be purchased in the market or privately by the Investors subject to limitations set out in the Investor Rights Agreement ("Registrable Shares"). Pursuant to the Investor Rights Agreement, the Company is required to file a registration statement or prospectus, as applicable, covering Registrable Shares that the Investors request to be registered from time to time, but not more than twice in any 12-month period and subject to certain additional conditions set out in the Investor Rights Agreement. In certain circumstances, the Investors will have piggyback registration rights on offerings initiated by the Company. The registration rights granted to the Investors pursuant to the Investor Rights Agreement terminate on the first day following the date on which the direct or indirect ownership interest of the Investors of Common Shares on an as-exchanged basis is less than 5%.

Pursuant to the Investor Rights Agreement, the Investors have agreed to a standstill with respect to the acquisition of additional securities of the Company, subject to certain exceptions. Such exceptions include (a) pursuant to an agreement with the Company and the consent of the Board, acquiring Common Shares pursuant to a formal tender offer or take-over bid, which when aggregated with the existing Common Shares beneficially owned or controlled by the Investors, on an as-exchanged basis, does not exceed 27% of the outstanding Common Shares, on a partially diluted basis and (b) the ability of the Investors to purchase up to 3,000,000 Common Shares on the market or in private transactions within 12 months of the Closing Date without the prior written consent of the Company. The standstill continues until the later of (a) 24 months following the Closing Date and (b) 12 months following the later of the date on which (i) no Investor Nominee serves on the Board and (ii) the governance rights referred to above are terminated. The Investors have also agreed to a lock-up that prohibits them from selling Preferred Stock or Common Shares issuable upon exchange of the Preferred Stock prior to April 7, 2018, subject to certain exceptions.

Pursuant to the Investor Rights Agreement, the Investors may request that the Company seek to obtain approval by the shareholders of the Company of a resolution to (i) remove the Beneficial Ownership Exchange Cap, (ii) remove the Voting Cap (as defined below under "Special Voting Shares and Voting Trust Agreement") and (iii) waive the application of the Company's shareholder rights plan to the acquisition by the Investors of beneficial ownership of the Special Voting Shares and Common Shares issued on exchange of the Preferred Stock (collectively, the "Shareholder Approval").

This summary description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement filed as Exhibit 10.2 with the Company's Form 8-K filed on October 12, 2016.

Exchange and Support Agreement.  In connection with the Subscription Agreement, the Company, the Subsidiary and the Investors entered into an exchange and support agreement dated October 7, 2016 (the "Exchange and Support Agreement"), providing for, among other things, the grant by the Company to each Holder, from time to time, of the right to exchange such Preferred Stock with the Company for Common Shares, as described above.

This summary description of the Exchange and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange and Support Agreement filed as Exhibit 10.3 of the Company's Form 8-K filed on October 12, 2016, and incorporated herein by reference.

Special Voting Shares and Voting Trust Agreement. On October 7, 2016, the Company filed Articles of Amendment to designate a series of special shares as Special Shares, Series 1 (the "Special Voting Shares"). The Special Voting Shares entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Common Shares, together as a single class, subject to certain exceptions.

In connection with the Subscription Agreement, 11,333,333 Special Voting Shares were issued to and deposited with an affiliate of the Investors (the "Trustee"), as trustee for and on behalf of the Investors and their affiliates that may hold the Preferred Stock from time to time pursuant to a voting trust agreement dated October 7, 2016 (the "Voting Trust Agreement") between the Company, the Subsidiary, the Investors and the Trustee. Pursuant to the Voting Trust Agreement, additional Special Voting Shares will be issued, or existing Special Voting Shares shall be redeemed, as necessary to ensure that the aggregate number of Special Voting Shares outstanding is equal to the number of shares of Preferred Stock outstanding from time to time multiplied by the quotient obtained by dividing the Liquidation Preference at such time by the Exchange Price in effect at such time (subject to adjustment in certain circumstances), subject to certain restrictions.

Pursuant to the Voting Trust Agreement, until the Shareholder Approval is obtained, the voting rights attached to the Special Voting Shares are also subject to the following restrictions:

(a)

the aggregate number of votes exercised by the Investors in respect of the Special Voting Shares shall not exceed 17,130,757, being 19.99% of the outstanding Common Shares on the Closing Date (the "Voting Cap"), subject to adjustment in certain circumstances; and

(b)

the aggregate number of votes exercised by the Investors in respect of the Special Voting Shares, shall not exceed the number of Common Shares that the Investors would be entitled to receive upon exchange of its Preferred Stock in compliance with the Beneficial Ownership Exchange Cap.

The Special Voting Shares are not transferrable and the voting rights associated with the Special Voting Shares will terminate upon the transfer of the Preferred Stock to a third party, other than a controlled affiliate of the Investors.

This summary description of the Special Voting Shares and the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the Articles of Amendment of the Company filed as Exhibit 4.2 and the Voting Trust Agreement filed as Exhibit 10.4 of the Company's Form 8-K filed on October 12, 2016.